UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                   (Amendment No.            )*

                  Wireless Data Solutions, Inc.
                  -----------------------------
                         (Name of Issuer)

                    Common Stock, no par value
                  -----------------------------
                  (Title of Class of Securities)

                           97652K 10 2
                          -------------
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97652K 10 2                       13G              Page 2 OF 4

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Patrick L. Makovec

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)                [ ]
    (b)                [ ]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States




NUMBER OF                     5   SOLE VOTING POWER
SHARES                            941,663
BENEFICIALLY
OWNED BY                      6   SHARED VOTING POWER
EACH                              1,815,320
REPORTING
PERSON                        7   SOLE DISPOSITIVE POWER
WITH                              941,663

                              8   SHARED DISPOSITIVE POWER
                                  1,815,320

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,756,983

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    33.38%

12  TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)     Name of Issuer:  Wireless Data Solutions, Inc. (the "Issuer")

(b)     Address of Principal Executive Offices:  1016 Shores Acres Drive
                                                 Leesburg, Florida  34784

Item 2.

(a)     Name of Person Filing:  Patrick L. Makovec

(b)     Address of Principal Business Office:  2233 Roosevelt Road, Suite 5
                                               St. Cloud, Minnesota  56301

(c)     Citizenship:  United States

(d)     Title of Class of Securities:  Common Stock, no par value of the
                                       Issuer

(e)     CUSIP Number: 97652k 10 2

Item 3.

     This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4.     Ownership

     As of December 31, 1997, Patrick L. Makovec was the beneficial owner of 2,711,983 shares of the Issuer's Common Stock (the "Shares"). Of that total, 1,815,320 of the Shares are owned by Heartland Diversified Industries, Inc. ("Heartland") of which Mr. Makovec is an executive officer. By virtue of his relationship with Heartland, Mr. Makovec may be deemed to be the beneficial owner of such shares. Mr. Makovec disclaims beneficial ownership of the Shares owned by Heartland pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. Mr. Makovec owns the remaining Shares directly and has sole voting and dispositive power with respect thereto.

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            Not applicable.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   DATED:     February 19, 1998




                                   By:/s/ Patrick L. Makovec
                                      ----------------------
                                      Patrick L. Makovec